                       SECURITIES AND EXCHANGE COMMISSION

                           Washington, D.C. 20549

                                 FORM  11-K

[x]  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF
1934

     For the fiscal year ended December 31, 1996

                                     OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from __________________________ to ___________________
                      Commission file Number 34-0-20400
                                             ----------
     A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

     UNIVERSAL STANDARD MEDICAL LABORATORIES, INC.
     TAX DEFERRED SAVINGS PLAN AND TRUST

     B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                UNIVERSAL STANDARD MEDICAL LABORATORIES, INC.
                    26500 Northwestern Highway, Suite 400
                         Southfield, Michigan  48076

                                  UNIVERSAL STANDARD MEDICAL LABORATORIES, INC. TAX DEFERRED SAVINGS PLAN AND TRUST


                                                                           INDEX

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS                                                           3


FINANCIAL STATEMENTS
                                  Statements of Net Assets Available for Plan Benefits
                                        as of December 31, 1996 and 1995                                     4

                                  Statement of Changes in Net Assets Available for Plan
                                        Benefits for the Year Ended December 31, 1996                        5


NOTES TO FINANCIAL STATEMENTS                                                                             6-12


SUPPLEMENTAL SCHEDULES
                                  Schedule of Assets Held for Investment
                                        Purposes at December 31, 1996                                       14

                                  Schedule of Reportable Transactions for
                                        the Year Ended December 31, 1996                                 15-16


EXHIBIT NO. 23
                                  Consent of Independent Certified Public Accountants                       18



REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS


To the Plan Administrator of the
Universal Standard Medical Laboratories, Inc.
Tax Deferred Savings Plan and Trust

We have audited the accompanying statements of net assets available for plan benefits of Universal Standard Medical Laboratories, Inc. Tax Deferred Savings Plan and Trust as of December 31, 1996 and 1995, and the related statement of changes in net assets available for Plan benefits for the year ended December 31, 1996. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1996 and 1995, and the changes in net assets available for benefits for the year ended December 31, 1996, in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The supplemental schedules contained on pages 14 through 16 are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

The schedule of assets held for investment purposes that accompanies the Plan's financial statement does not disclose the historical cost of certain plan assets held by the Plan custodian. Disclosure of this information is required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In addition, the Plan custodian does not provide information separately for the components of investment income including interest and dividend income, realized gains and losses, and unrealized appreciation or depreciation of the investments.







                                                                BDO SEIDMAN, LLP
Troy, Michigan
June 20, 1997

                                 UNIVERSAL STANDARD MEDICAL LABORATORIES, INC. TAX DEFERRED SAVINGS PLAN AND TRUST

                            STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS


December 31,                                                                           1996                1995
----------------------------------------------------------------------------------------------------------------
ASSETS

Investments, at fair value                                                  $     4,016,335       $    4,398,649

Participant loans receivable                                                        137,547               67,310

Employee contribution receivable                                                     37,765               88,912
----------------------------------------------------------------------------------------------------------------

NET ASSETS AVAILABLE FOR PLAN BENEFITS                                      $     4,191,647       $    4,554,871
================================================================================================================

                            See accompanying notes to financial statements.

                                 UNIVERSAL STANDARD MEDICAL LABORATORIES, INC.
                                          TAX DEFERRED SAVINGS PLAN AND TRUST

                 STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
                                                   YEAR ENDED DECEMBER 31, 1996


ADDITIONS
  Participant contributions                                                                     $       715,624
  Investment income, net                                                                                483,931
---------------------------------------------------------------------------------------------------------------

TOTAL ADDITIONS                                                                                       1,199,555
---------------------------------------------------------------------------------------------------------------

DEDUCTIONS
  Benefit payments                                                                                    1,536,119
  Administrative expenses                                                                                26,660
---------------------------------------------------------------------------------------------------------------

TOTAL DEDUCTIONS                                                                                      1,562,779
---------------------------------------------------------------------------------------------------------------

DECREASE IN NET ASSETS                                                                                 (363,224)

NET ASSETS AVAILABLE FOR PLAN BENEFITS, beginning of year                                             4,554,871
---------------------------------------------------------------------------------------------------------------

NET ASSETS AVAILABLE FOR PLAN BENEFITS, end of year                                             $     4,191,647
===============================================================================================================


                                 See accompanying notes to financial statements.

                                 UNIVERSAL STANDARD MEDICAL LABORATORIES, INC.
                                           TAX DEFERRED SAVINGS PLAN AND TRUST

                                                   NOTES TO FINANCIAL STATEMENTS


1.   PLAN DESCRIPTION        The following description of the Universal Standard
                             Medical Laboratories, Inc.  (the "Company" or
                             "USML") Tax Deferred Savings Plan and Trust (the
                             "Plan") is provided for general Participants should refer to the plan document, as amended, for more complete information.

                             GENERAL

                             The Plan is a defined contribution plan covering substantially all employees of the Company who have one year of service and have attained the age of
                             21. The plan is subject to the Employee Retirement Income Security Act of 1974 ("ERISA").

                             CONTRIBUTIONS

                             Each year, participants may contribute up to 15 percent of pretax annual compensation, as defined by the Plan. Company contributions are on a discretionary basis, as defined by the Plan. Contributions are subject to certain limitations established by the Internal Revenue Service.

                             VESTING AND DISTRIBUTIONS

                             Under the provisions of the Plan, participant's contributions vest immediately, while the employer contributions vest as follows:

                                                                        Employer
                                   Participants'                   Contributions
                                        Years of                         Vesting
                                         Service                      Percentage
                             ---------------------------------------------------
                                               1                              25
                                               2                              50
                                               3                              75
                                               4                             100
                             ===================================================

                                 UNIVERSAL STANDARD MEDICAL LABORATORIES, INC.
                                           TAX DEFERRED SAVINGS PLAN AND TRUST

                                                   NOTES TO FINANCIAL STATEMENTS





                             Withdrawals of contributions and interest earned can be made only at the time of retirement, on and after the attainment of age 59 1/2, on the termination of employment, at the death of the participant, or disability of the participant as defined by the Plan.

                             PARTICIPANTS' ACCOUNTS

                             Each participant's account is credited with the participant's contributions, employer contributions, if any, and the participant's share of the Plan earnings. The Plan earnings from investments are allocated quarterly to the participant's account proportionately based on the account balance at the prior allocation date, adjusted for any contributions or withdrawals made during the period.

                             LOANS

                             A participant may elect to draw an
                             interest-bearing loan from the Plan in accordance with the plan agreement. Loan transactions are treated as a transfer to (from) the fixed income account (to) from the participant loan account.

                             INVESTMENT OPTIONS

                             Under the Plan and Trust agreement the Company has appointed Equitable Life Assurance Society of the United States ("Equitable") as custodian of the Plan. Upon enrollment in the Plan, and monthly, a participant may direct its credited account balance in any of the following six investment options:

                             (1)   EQUITABLE GUARANTEED INTEREST ACCOUNT

                             Funds are invested in the Equitable general account, which supports all of its insurance and annuity operations. Contributions allocated to the account earn interest at the current guaranteed interest rate, which was 6.15% during 1996.

                             (2)   EQUITABLE COMMON STOCK FUND

                             Funds are invested primarily in common stock and other equity-type securities issued by intermediate and large-sized companies.

                                 UNIVERSAL STANDARD MEDICAL LABORATORIES, INC.
                                           TAX DEFERRED SAVINGS PLAN AND TRUST

                                                   NOTES TO FINANCIAL STATEMENTS





                             (3)   EQUITABLE BOND FUND

                             Funds are invested primarily in publicly traded fixed income securities, such as bonds, debentures and notes.

                             (4)   EQUITABLE AGGRESSIVE STOCK FUND

                             Funds are invested primarily in securities of medium and smaller-sized companies perceived to have greater growth potential than larger companies.

                             (5)   EQUITABLE BALANCED FUND

                             Funds are invested primarily in common stock, other equity-type instruments, longer-term fixed income securities, publicly-traded debt securities and short term money market instruments.

                             (6)   USML STOCK FUND

                             Funds are invested in common stock of USML. On December 31, 1996, the Plan was amended so that effective January 1, 1997, no additional contributions shall be made to the USML stock fund.

                                 UNIVERSAL STANDARD MEDICAL LABORATORIES, INC.
                                           TAX DEFERRED SAVINGS PLAN AND TRUST

                                                   NOTES TO FINANCIAL STATEMENTS



2.   SUMMARY OF              The following is a summary of significant
     SIGNIFICANT             accounting policies followed in the preparation
     ACCOUNTING              of the financial statements. These policies are
     POLICIES                in accordance with generally accepted accounting
                             principles.





                             INVESTMENT VALUATION

                             The Plan's investments are stated at fair value. Investments in the Common Stock Fund, Bond Fund, Aggressive Stock Fund and Balanced Fund represent interest in pooled investment funds. The fair value of pooled investments represents the Plan's pro rata interests in the aggregate fair value of the pooled investment funds as determined by the custodian. The Guaranteed Interest Account is included in the financial statements at contract value, which approximates fair value, as reported to the Plan by Equitable. Contract value represents total contributions, plus interest at the current guaranteed interest rate, less benefit payments or other withdrawals and deductions for fees and expenses. The Company stock fund is valued as its quoted market price. Participant notes receivable are valued at cost which approximates fair value.

                             Investment transactions are reflected on a trade-date basis. Interest income is recorded on the accrual basis.

                             INVESTMENT INCOME

                             Investment income included in the Statement of Changes in Net Assets Available for Plan Benefits represents the accumulated changes in net asset fair values of the accounts in which the plan assets are invested, including interest and dividend income, realized gains or losses and unrealized appreciation or depreciation of the investments.

                             BENEFIT PAYMENT

                             Benefit payments to participants are recorded when paid.

                                 UNIVERSAL STANDARD MEDICAL LABORATORIES, INC.
                                           TAX DEFERRED SAVINGS PLAN AND TRUST

                                                   NOTES TO FINANCIAL STATEMENTS



                             ESTIMATES

                             The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. INVESTMENTS               The following table represents the fair value of
                             investments available for plan benefits at December 31, 1996 and 1995. Investments that represent five percent or more of the Plan's net assets are separately identified.

                             December 31,                                                   1996           1995
                             ----------------------------------------------------------------------------------
                             EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES
                              Guaranteed Interest Account                          $   1,410,893   $  1,795,427
                              Balanced Fund                                              970,044      1,071,662
                              Common Stock Fund                                          867,001        813,907
                              Aggressive Stock Fund                                      668,087        606,924
                              OTHER                                                      100,310        110,729
                             ----------------------------------------------------------------------------------
                                                                                   $   4,016,335   $  4,398,649
                             ==================================================================================

4. PRIORITIES UPON           Although it has not expressed any intent to do so,
   TERMINATION OF            the Company has the right Termination of the under
   THE PLAN                  the Plan to discontinue its contribution at any
                             time and to terminate the Plan Plan subject to the provisions of ERISA. In the event of complete discontinuance of contributions by the employer or, if the Plan is terminated, the date of such discontinuance or determination shall be deemed an anniversary for the purpose of making the allocations of earnings. The accounts of the participant shall thereupon become 100 percent vested.

5. TAX STATUS                The Plan obtained its latest determination letter
                             on April 20, 1995 in which the Internal Revenue
                             Service stated that the Plan, as then designed, is qualified and the trust established under the Plan is tax-exempt, under the appropriate sections of the Internal Revenue Code.

                                 UNIVERSAL STANDARD MEDICAL LABORATORIES, INC.
                                           TAX DEFERRED SAVINGS PLAN AND TRUST

                                                   NOTES TO FINANCIAL STATEMENTS



6. EXPENSES                  For the year ended December 31, 1996, certain
                             administrative costs associated with the Plan, including custodian, legal and audit fees, were paid by the Company and are not reflected as expenses of the Plan.

7. RECONCILIATION OF         The following is a reconciliation of net assets
   FINANCIAL STATEMENTS      available for benefits per the financial
   TO FORM 5500              statements to the Form 5500:


                             December 31,                                             1996              1997
                             ----------------------------------------------------------------------------------
                             Net assets available for benefits per the financial
                             statements                                              $4,191,647      $4,554,871

                             Amounts allocated to withdrawing participants             (356,999)       (336,826)
                             ----------------------------------------------------------------------------------

                             NET ASSETS AVAILABLE FOR BENEFITS
                              PER THE FORM 5500                                      $3,834,648      $4,218,045
                             ==================================================================================

                             The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500 for the year ended December 31, 1996:

                             BENEFITS PAID TO PARTICIPANTS PER THE FINANCIAL STATEMENTS              $1,536,119

                             ADD AMOUNTS ALLOCATED TO WITHDRAWING PARTICIPANTS,
                             at December 31, 1996                                                       356,999

                             LESS AMOUNTS ALLOCATED TO WITHDRAWING PARTICIPANTS,
                             at December 31, 1995                                                      (336,826)
                             ----------------------------------------------------------------------------------

                             BENEFITS PAID TO PARTICIPANTS PER THE FORM 5500                         $1,556,292
                             ==================================================================================


                             Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31, but not yet paid as of that date.

                                 UNIVERSAL STANDARD MEDICAL LABORATORIES, INC.
                                           TAX DEFERRED SAVINGS PLAN AND TRUST

                                                   NOTES TO FINANCIAL STATEMENTS





8. RELATED PARTY             Certain Plan investments are shares of pooled
                             investment funds managed by the Transactions
                             Equitable Life Assurance Society of the United
                             States. Equitable is the custodian as defined by the Plan and, therefore, qualifies as a party-in-interest. Fees paid by the Plan for the investment management services amounted to $26,660 for the year ended December 31, 1996.

                                       SUPPLEMENTAL SCHEDULES

                                 UNIVERSAL STANDARD MEDICAL LABORATORIES, INC.
                                           TAX DEFERRED SAVINGS PLAN AND TRUST

                                                    SCHEDULE OF ASSETS HELD FOR
                                       INVESTMENT PURPOSES AT DECEMBER 31, 1996

Identity of Issuer, Borrower,      Description of Investment, Including Maturity Date,
Lessor or Similar Party            Rate of Interest, Collateral, Par or Maturity Value                   Cost         Value
------------------------------------------------------------------------------------------------------------------------------
EQUITABLE LIFE ASSURANCE
 SOCIETY OF THE UNITED STATES      Guaranteed Interest Account                                        $   *         $1,410,893

                                   Balanced Fund                                                          *            970,044
                                   Common Stock Fund                                                      *            867,001
                                   Aggressive Stock Fund                                                  *            668,087
                                   Bond Fund                                                              *             84,924

USML                               USML Stock Fund                                                        *             15,386

PARTICIPANT LOANS RECEIVABLE       Interest rates range from 7-15%                                        -            137,547
------------------------------------------------------------------------------------------------------------------------------

                                                                                                                    $4,153,882
==============================================================================================================================


* Information regarding the cost of the investments was not available from the custodian.

                                 UNIVERSAL STANDARD MEDICAL LABORATORIES, INC.
                                           TAX DEFERRED SAVINGS PLAN AND TRUST

                                            SCHEDULE OF REPORTABLE TRANSACTIONS
                                           FOR THE YEAR ENDED DECEMBER 31, 1996




                                                                                                            Expenses
                               Description of Asset (Including Interest        Purchase   Selling   Lease   Incurred with
Identity of Party Involved     Rate and Maturity in Case of a Loan)            Price      Price     Rental  Transaction
----------------------------------------------------------------------------------------------------------------------------------
REPORTABLE CRITERION I         Any transaction within the plan year, with
                               respect to any plan asset, involving an amount
                               in excess of five percent of the current value
                               of plan assets (Note A)

                               None

REPORTING CRITERION II         Any series of transactions (other than transactions
                               with respect to securities) within the plan year with
                               or in conjunction with the same person which, when
                               aggregated, regardless of the category of asset and
                               the gain or loss on any transaction, involves an amount
                               in excess of five percent of the current value of
                               plan assets.

                               None

REPORTING CRITERION III        Any transaction within the plan year involving securities
                               of the same issue if within the plan year any series of
                               transactions with respect to such securities, when aggregated, involves an amount in excess of five percent
                               of the current value of plan assets (Note B)


                               Description of Asset (Including Interest            Cost of   Current Value of Asset    Net Gain
Identity of Party Involved     Rate and Maturity in Case of a Loan)                Asset**   Transaction Date          or (Loss)**
----------------------------------------------------------------------------------------------------------------------------------
REPORTABLE CRITERION I         Any transaction within the plan year, with
                               respect to any plan asset, involving an amount
                               in excess of five percent of the current value
                               of plan assets (Note A)

                               None

REPORTING CRITERION II         Any series of transactions (other than transactions
                               with respect to securities) within the plan year with
                               or in conjunction with the same person which, when
                               aggregated, regardless of the category of asset and
                               the gain or loss on any transaction, involves an amount
                               in excess of five percent of the current value of
                               plan assets.

                               None

REPORTING CRITERION III        Any transaction within the plan year involving securities
                               of the same issue if within the plan year any series of
                               transactions with respect to such securities, when aggregated, involves an amount in excess of five percent
                               of the current value of plan assets (Note B)



                                 UNIVERSAL STANDARD MEDICAL LABORATORIES, INC.
                                           TAX DEFERRED SAVINGS PLAN AND TRUST

                                           SCHEDULE OF REPORTABLE TRANSACTIONS
                                          FOR THE YEAR ENDED DECEMBER 31, 1996


                                                                                                                Expenses
                               Description of Asset (Including Interest        Purchase   Selling    Lease    Incurred with
Identity of Party Involved     Rate and Maturity in Case of a Loan)            Price      Price      Rental     Transaction*
-----------------------------------------------------------------------------------------------------------------------------

EQUITABLE LIFE ASSURANCE SOCIETY
OF THE UNITED STATES           32 purchases, Common Stock Fund               $266,079
                               35 sales, Guaranteed Interest Account                  $    592,564
                               13 sales, Common Stock Fund                                 348,003
                               11 sales, Aggressive Stock Fund                             274,043
                               24 sales, Balanced Fund                                     383,691

                               None

REPORTING CRITERION IV         Any transaction within the plan year with
                               respect to securities with or in conjunction
                               with a person if any prior or subsequent single
                               transaction within the plan year with such person
                               with respect to securities exceeds five percent
                               of the current value of plan assets (Note C)

                               None
=============================================================================================================================


                               Description of Asset (Including Interest       Cost of     Current Value of Asset    Net Gain
Identity of Party Involved     Rate and Maturity in Case of a Loan)           Asset**      on Transaction Date    or (Loss)**
-----------------------------------------------------------------------------------------------------------------------------

EQUITABLE LIFE ASSURANCE SOCIETY
OF THE UNITED STATES           32 purchases, Common Stock Fund                                       $ 266,079
                               35 sales, Guaranteed Interest Account                                   592,564
                               13 sales, Common Stock Fund                                             348,003
                               11 sales, Aggressive Stock Fund                                         274,043
                               24 sales, Balanced Fund                                                 383,691

                               None

REPORTING CRITERION IV         Any transaction within the plan year with
                               respect to securities with or in conjunction
                               with a person if any prior or subsequent single
                               transaction within the plan year with such person
                               with respect to securities exceeds five percent
                               of the current value of plan assets (Note C)

                               None
=============================================================================================================================

NOTES
(A)  Transaction already reported under Criterion III are not reported here.
(B)  Transactions already reported under Criterion I are not reported here.
(C)  Transactions already included in Criterion I or III are not reported here.

 * Information regarding expenses incurred with each transaction was not available from the asset custodian.

**   Information regarding the cost and net gain or loss on assets sold during the Plan year was not available from the custodian.

                                   SIGNATURES
                                   ----------


     Pursuant to the requirements of the Securities Exchange Act of 1934, the trustee (or other persons who administer the Plan) have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.





Date:  June 23, 1997                   UNIVERSAL STANDARD MEDICAL
                                       LABORATORIES, INC. TAX
                                       DEFERRED SAVINGS PLAN

                                       By:   UNIVERSAL STANDARD MEDICAL
                                             LABORATORIES, INC.

                                             Its:  Plan Administrator


                                             By:  /s/Eugene E. Jennings
                                                  ---------------------
                                                  Eugene E. Jennings


                                             Its:  Chairman, President and
                                                   Chief Executive Officer

                              INDEX TO EXHIBITS


EXHIBIT NO.                             DESCRIPTION
-----------                             -----------
    23                                  Consent of Independent Certified Public
                                        Accountants